SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Strasbaugh
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

 86260A 101
(CUSIP Number of Class of Securities Underlying Options)

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CHUCK SCHILLINGS
PRESIDENT AND CHIEF EXECUTIVE OFFICER
STRASBAUGH
825 BUCKLEY ROAD
SAN LUIS OBISPO, CALIFORNIA 93401
(805) 541-6424

 Copies of all correspondence to:

Robert J. Zepfel
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
(949) 706-6000
Fax (949) 706-6060

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$199,112.40	$39.82

*
Calculated solely for purposes of determining the filing fee. This amount assumes that a maximum of 663,708 shares of Common Stock of Issuer, having an aggregate value of $199,112 as of July 21, 2009 will be issued pursuant to this offer. The aggregate value of such shares was calculated based on the closing price of the Common Stock on July 21, 2009.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$39.82
Filing party:	Strasbaugh
Form or registration No.:	Schedule TO
Date filed:	July 22. 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 22, 2009, relating to an offer by Strasbaugh, a California corporation (the “Company”), to its employees and members of the Board of Directors holding options under its 2007 Share Incentive Plan, to exchange a lesser number of shares of Common Stock for such options (the “Exchange Offer”).

The Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange  Outstanding  Options for Common Stock, dated August 24, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, in certain respects. The Offer to Exchange, as amended, is filed as Exhibit (a)(1)(A) herewith. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.  Conditions of the Offer.  The section of the Offer to Exchange entitled “The Offer- Section 6, Conditions of The Offer” is revised by deleting the phrase “Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.” is deleted.

2.  Information Concerning Us; Financial Information.  The section of the Offer to Exchange entitled “This Exchange Offer — Section 9, Information Concerning Us; Financial Information” is revised by adding a Schedule B, Selected Summarized Financial Information, and a cross-reference in this section

3.  Vesting. The Offer to Exchange has been revised to reflect that shares of Common Stock issued under the offer will vest on March 31, 2010.

This Tender Offer Statement on Schedule TO relates to an offer by Strasbaugh, a California corporation (the “Company”), to exchange (the “Exchange Offer”) up to 663,708 shares of Common Stock for options to purchase an aggregate of 1,327,416 shares of Common Stock of the Company, whether vested or unvested, that were granted under the Company’s 2007 Share Incentive Plan (the “Eligible Options”).

These Eligible Options may be exchanged for Common Stock that will be granted under the Company’s 2007 Share Incentive Plan (the “Common Stock ”) , upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Outstanding Options for Common Stock, dated August 24 , 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii)  Instructions to Election Form and Information Sheet, and Election Form and Information Sheet, attached hereto as Exhibit (a)(1)(B),  and (iii) the Transmittal Letter, attached hereto as Exhibit (a)(1)(C).  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Optionee” refers to all employees and directors who remain service providers through the date on which the shares of Common Stock are issued.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The Company is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 825 Buckley Road, San Luis Obispo, CA 93401 and the telephone number at that address is (805) 541-6424.

The information set forth in the Offer to Exchange under the caption “The Offer-Information About Us” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares subject to the Common Stock to be issued in the Exchange Offer will depend on the number of shares of Common Stock subject to the unexercised options tendered by optionees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and “The Offer—Acceptance of Options for Exchange and Issuance of Common Stock,” and “—Source and Amount of Consideration; Terms of Common Stock” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and “The Offer—Eligible Employees, Eligible Options, Expiration Date,” “—Purpose of the Offer,” “—Procedures,” “— Change in Election,” “—Acceptance of Options for Exchange and Cancellation and Issuance of Common Stock,” “—Conditions of the Offer,” “—Price Range of Common Stock,” “—Source and Amount of Consideration; Terms of Common Stock,” “—Status of Options Acquired by Us in the Offer,” “—Legal Matters; Regulatory Approvals,” “—Material U.S. Federal Income Tax Consequences,” and “—Extension of Offer; Termination; Amendment” and Schedule A attached to the Offer to Exchange is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Cancellation and Issuance of Common Stock” and “—Status of Options Acquired by us in the Offer;” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of Common Stock” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the section titled “Additional Information” is incorporated herein by reference.   The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008  and the Quarterly Report on Form 10-Q for the period ended June 30, 2009 is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended June 30, 2009 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Options” and “—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)     Offer to Exchange Outstanding Options for Common Stock.

(a)(1)(B)     Instructions To Election Form And Information Sheet, and Election Form and Information Sheet.

(a)(1)(C)     Transmittal Letter.

(b)               Not applicable.

(c)               Not applicable.

(d)               Not applicable.

(e)               Not applicable.

(f)                Not applicable.

(g)               Not applicable.

(h)               Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Strasbaugh

/s/ Chuck Schillings
Chuck Schillings President and Chief Executive Officer

Date: August 24, 2009